

Mail Stop 3561

November 2, 2015

Michael J. Wortley
Chief Financial Officer
Cheniere Energy, Inc.
700 Milam St. Suite 1900
Houston, TX 77002

> **Re:** **Cheniere Energy, Inc.**
> **Cheniere Energy Partners LP Holdings, LLC**
> **Cheniere Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **Cheniere Energy Partners LP Holdings, LLC**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed October 30, 2015**
> **File Nos. 1-16383, 1-36234 and 1-33366**

Dear Mr. Wortley:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cheniere Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Reports of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting, page 64

1. We note the Report of Independent Registered Public Accounting Firm with regards to internal control over financial reporting refers to Cheniere Energy Inc. but does not also

include a reference to the subsidiaries of the Company. We note this was also the case for the Reports included in the filings for Cheniere Energy Partners, L.P. and Cheniere Energy Partners LP Holdings, LLC. Please have your auditor explain to us whether their audits included the subsidiaries of each registrant and why their reports did not include a reference to the subsidiaries.

Cheniere Energy Partners LP Holdings, LLC

Form 10-Q for the Quarterly Period Ended September 30, 2015

Exhibits 31

2. We note your Form 10-K for fiscal year ended December 31, 2014 contains management's internal control report as required by Item 308(a) of Regulation S-K. As such, the certifications should include the introductory language in paragraph 4 and paragraph 4(b) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting in order to conform exactly to the certification requirements outlined in Item 601(b)(31)(i) of Regulation S-K. Please file an amendment to include currently dated and signed certifications that include the language required by Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that this comment also applies to Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products